

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



05009400

22nd June 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 22nd June 2005 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

www.jardines.com
Incorporated in Bermuda with limited liability





Press Release

Jardine Strategic Holdings Ltd acquires interest in Rothschilds Continuation Holdings AG

22 June 2005: Jardine Strategic Holdings Limited ("Jardine Strategic") and Rothschilds Continuation Holdings AG ("RCH") today announced that Jardine Strategic has agreed to purchase from Royal & Sun Alliance Insurance plc a 20% shareholding in RCH for US$185 million, subject to regulatory consents.

RCH is a major holding company within the Rothschild Group and, together with Rothschild & Cie Banque in France, owns the Rothschild international banking business. RCH is the parent company of N M Rothschild & Sons Limited. In addition to its core investment banking business, the Rothschild Group is involved in commercial banking, private banking and in the private equity sector.

Jardine Strategic's investment in RCH is in line with its policy of taking significant stakes in multinational businesses, and supporting their development. Jardine Strategic is investing in RCH for the long-term and intends to utilise its knowledge and network of relationships in Asia to promote RCH's growth in the region. Jardine will have two representatives on the Board of RCH.

Jardine Strategic will be the only non-Rothschild shareholder in RCH. For their part the Rothschild Family are committed to RCH remaining independent and under their control.

David de Rothschild, Chairman of RCH, commented, "*Royal & Sun Alliance has been closely aligned with the Rothschild Group since my ancestors sponsored one of its predecessor businesses in the 19th century. I appreciate that today its policy is to focus on general insurance and that it wishes to dispose of non-core investments.*

I welcome Jardine's investment and look forward to building a long and successful relationship."

Henry Keswick, Chairman of the Jardine Matheson Group, said, "*Rothschild's independence and clear business focus has created a banking model which clients are finding increasingly attractive. In making this strategic investment our Group is renewing a relationship that began in 1838 when we first acted as agents for Rothschild in China. We look forward to being a supportive shareholder and assisting in Rothschild's development.*"

Notes to editors

Rothschild

The Rothschild banking group has offices in more than 30 countries and employs some 2,000 people around the world. Through its network of subsidiaries and affiliates, the Group provides banking, treasury, investment banking, fund management, private banking and trust management services to governments, corporations and individuals worldwide.

Jardine Strategic

Jardine Strategic is a holding company within the Jardine Matheson Group which makes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Group. Its principal attributable interests are in Jardine Matheson (53 per cent), Dairy Farm (78 per cent), Hongkong Land (43 per cent), Mandarin Oriental (75 per cent) and Jardine Cycle & Carriage (61 per cent).

Enquiries:

Rothschild Continuation Holdings AG
John Antcliffe (Smithfield Consultants) 020 7360 4900

Jardine Strategic Holdings Limited
Richard Hews (Weber Shandwick) 020 7067 0728